December 3, 2021

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Eric McPhee
Kristina Marrone
Austin Wood
James Lopez

Re:	Thayer Ventures Acquisition Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed October 25, 2021
File No. 333-259570

Ladies and Gentlemen:

On behalf of our client, Thayer Ventures Acquisition Corporation ( “Thayer” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 19, 2021, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-4 submitted to the Commission on October 25, 2021 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the version submitted on October 25, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on October 25, 2021), all page references herein correspond to the pages of Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 Filed October 25, 2021

Summary of the Proxy Statement/Prospectus, page 28

1.

We note your amended disclosure on page 32 regarding the Sponsor, Thayer’s directors and officers and their affiliates participating in the PIPE transaction. Please revise your amended disclosure to state, as indicated in your response, that there are no material differences in the terms and price of securities issued at the time of the IPO as compared to the private placements contemplated at the time of the business combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 32 of Amendment No. 2.

Securities and Exchange Commission

December 3, 2021

2.

We note your response to comments 9 and 10 and reissue the comments in part. Please revise to explain whether your structure is unusual compared to other mergers and initial business combinations by SPACs and (1) clarify the extent to which the combined company could otherwise receive tax benefits instead of providing them to members who “continue to realize tax benefits” and realize other benefits in the future under the TRA, and (2) identify the members receiving the tax benefits with as much specificity as practicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15, 30, 40, 41, 104, 144 and 240 of Amendment No. 2. The Company respectfully advises the Staff that all current Members of Inspirato LLC that currently hold common units and who will receive New Common Units at Closing will be parties to the TRA and receive certain tax benefits.

Risk Factors, page 52

3.

We note your amended disclosure on pages 83, 89 and 99 regarding the sources and extent of dilution that non-redeeming shareholders could possibly experience. On page 83 you note that shareholders may experience further dilution from the exercise of options and warrants that would total 23,254,000 shares of Combined Company Class A Common Stock. Yet, on pages 89 and 99 you disclose that the same exercise of options and warrants would total 23,353,734 shares of Combined Company Class A Common Stock. Please reconcile this conflicting disclosure regarding shareholder dilution.

In response to the Staff’s comment, the Company has revised the disclosure on pages 83 and 89 of Amendment No. 2. The Company respectfully advises the Staff that there are 23,223,000 shares of Combined Company Class A Common Stock issuable upon the exercise of Assumed Inspirato Options and Thayer Warrants, and there are 23,353,734 shares of Combined Company Class A Common Stock issuable under the 2021 Plan.

Proposals to be Considered by Thayer’s Stockholders, page 126

4.

We note your revised Background disclosure and responses to comments 14 and 15. Please revise to clarify why you discuss Party A but none of the other 14 potential candidates who signed non-disclosure agreements. We note the statement that the parties determined it would be in the best interests of stakeholders “to implement a customary UP-C structure.” Please revise to address negotiations about whether or not to implement an UP-C structure, customary or otherwise. Additionally, disclose the range of values in Thayer’s comparable companies and other analyses prepared with the assistance of Evercore, and summarize on page 130 in quantitative terms the differences between the original and updated projections with the more detailed data presented on page 137.

Securities and Exchange Commission

December 3, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 127-130 of Amendment No. 2. The Company respectfully advises the Staff that, as disclosed on page 127 of Amendment No. 2, the Company did not submit any letters of intent to any of the potential candidates who signed non-disclosure agreements (other than Party A and Inspirato) and did not proceed with any other such candidate beyond the initial diligence phase. As a result, the Company does not believe any further disclosure is required except as revised in Amendment No. 2.

5.

We note your response to comment 17 and amended disclosure on page 130 that the presentations given to PIPE investors were materially similar to the information contained within this prospectus. However, we note in your amended disclosure that the PIPE investors were provided with updated projections, which do not appear to be reflected in the amended disclosure. Please revise your projections disclosure to include the set of updated projections that was provided to PIPE investors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 130 and 131 of Amendment No. 2. The Company respectfully advises the staff that PIPE investors were only provided with one set of projections and those are the Updated Projections that are reflected in the Registration Statement.

The Initial Projections were prepared by Inspirato in February 2021 and provided to the Company’s board of directors in March 2021 as part of the Company’s ongoing due diligence of Inspirato. In May 2021, Inspirato prepared the Updated Projections. The Updated Projections were provided to the Company and its board of directors and were considered by the Company in agreeing to Inspirato’s enterprise valuation of approximately $1.111 billion, upon which the final economics of the Business Combination Agreement were based.

There were no material differences between the Updated Projections and the Initial Projections. Differences between the two sets of projections were primarily a result of changes in underlying assumptions relating to the impact of COVID-19 and related travel restrictions. In particular, in the period between February 2021 and May 2021, COVID-19-related travel restrictions were significantly curtailed in many jurisdictions, and vaccinations were generally on the rise. For the foregoing reasons, the Company believes that inclusion of the Initial Projections could potentially be misleading to the Company’s shareholders and investors.

6.

We note your response to comment 18 and amended disclosure on pages 137 and 138 regarding the basis for the assumptions that underlie the Inspirato financial projection numbers for the next five years. Where you address assumed increases or decreases in revenues and costs, please revise to clarify when and to what degree the rates of increase or decrease differ from prior periods. For example only, clarify these assumptions when you address the growth of the residence portfolio, increase in nightly room rates paid by subscribers and increases in nights traveled by subscribers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 138 and 139 of Amendment No. 2.

Projections, page 137

7.

We note your response to comment 22 and your revised disclosure beginning on page 137. We also note the historical measure of revenue growth and compounded annual growth rate of revenues comparing 2012 to 2019. To provide context, please provide additional disclosure comparing your projected revenue to your historic operating trends, focusing on more recent trend information, even if prior to 2020. Please discuss why any change in trends is appropriate and why your assumptions are reasonable. Your disclosure should clearly describe the basis for projecting your revenue growth and the factors or contingencies that would affect such growth ultimately materializing.

In response to the Staff’s comment, the Company has revised the disclosure on pages 138 and 139 of Amendment No. 2.

Securities and Exchange Commission

December 3, 2021

The Business Combination Agreement, page 141

8.	In the table on page 145 revise to include approximate share ownership percentages and, where applicable, voting control.

In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 146 of Amendment No. 2.

Material US Federal Income Tax Considerations, page 163

9.	We note your response to comment 23. Please explain for us whether the transaction is intended to constitute a reorganization within the meaning of section 368(a) of the Code.

In response to the Staff’s comment, the Company has revised the disclosure on page 164-173 to describe the U.S. federal tax consequences of the Blocker Mergers to holders of Blocker Equity Interests. Additionally, the Company has filed as an exhibit to the Registration Statement an opinion of BDO USA LLP, an independent registered public accounting firm, as to the qualification of the Blocker Mergers as “reorganizations” within the meaning of Section 368(a) of the Internal Revenue Code.

Information about Inspirato, page 197

10.

We note your response to comment 25 and reissue the comment. Revise page 212 to clarify how TAM can represent your potential market when SAM already quantifies the market for the future supply to include on the Inspirato platform based on its current business model.

In response to the Staff’s comment, the Company has revised the disclosure on page 217 of Amendment No. 2.

11.

Please reconcile the statement on page 217 that Inspirato has approximately 590 employees with the statement during the November 3, 2021 Inspirato management interview that it has over 700 employees. Additionally, please revise MD&A to address the statements surrounding the plan to establish a warehouse facility and pay for $100 to “$150 million of inventory.”

In response to the Staff’s comment, the Company has revised the disclosure on page 222 of Amendment No. 2.

In response to the Staff’s comment, the Company has also revised the disclosure on page 250. The Company respectfully advises the Staff that Inspirato has no present plans to enter into any debt financing facility, including a warehouse credit facility, beyond its current revolving line of credit with East West Bank, however, it may do so in the future.

Securities and Exchange Commission

December 3, 2021

Inspirato Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 234

12.

We note your response to comment 28 and revised disclosure on page 237. Please revise to quantify the “significantly lower” subscription revenues compared to ARR. Additionally, please reconcile the statement that “ARR does not have a standardized meaning and therefore may not be comparable to similarly titled measures” with the comparative chart and detailed figures on page 25 of the slides included as Exhibit 99.2 with the Form 8-K filed on June 30, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on page 242 of Amendment No. 2. The Company respectfully advises the Staff that slide 25 depicts subscription revenue rather than ARR. The slide will be revised to replace the word “ARR” everywhere it appears with “annual subscription revenue”. A footnote has been added to clarify that annual subscription revenue is the product of the annual subscription cost multiplied by the number of subscribers.

Information About Thayer, page 251

13.

We note your amended disclosure on page 255 that the Sponsor and Thayer’s directors and officers will not be reimbursed for any out-of-pocket expenses incurred in pursuing a target for an initial business combination. Please reconcile this disclosure with the statement on page 255 that the audit committee will conduct a quarterly review of whether or not to reimburse the Sponsor or Thayer directors and officers in connection with their out-of-pocket expenses incurred in the pursuit of an initial business combination. As it appears that expenses could be reimbursed under certain circumstances, please revise here and the third bullet point on page 24 to quantify the amount of expenses that have been incurred as of the most recent practicable date.

The Company respectfully advises the Staff that the Company’s Sponsor, executive officers and directors, and any of their respective affiliates, will not be reimbursed for any out-of-pocket expenses, to the extent such expenses exceed the amount required to be retained in the Trust Account, as disclosed on page 260 of Amendment No. 2. As such, it is possible for the Company’s audit committee to elect to provide such reimbursement for out-of-pocket expenses using funds held outside the Trust Account if made prior to the consummation of the initial business combination, as disclosed on page 260 of Amendment No. 2. The Company has also revised the disclosure on pages 260 of Amendment No. 2 to clarify that none of its Sponsor, officers and directors, or any of their respective affiliates, currently have any material out-of-pocket expenses that will be reimbursed if the business combination is approved. As such, the Company believes no further disclosure is required except as revised in Amendment No. 2.

Management after the Business Combination, page 268

14.	We reissue comment 36. Please revise to identify the initial members of the 5-person board of managers and clarify their role as compared to the roles of the executive officers and directors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 31,144 and 160 of Amendment No. 2.

*****

Securities and Exchange Commission

December 3, 2021

Please direct any questions regarding the Company’s responses or Draft Amendment No. 2 to me at (202)-842-7835 or dpeale@cooley.com.

Sincerely,

/s/ Daniel Peale
Daniel Peale Cooley LLP

cc:	R. Webster Neighbor, Inspirato LLC
James Hnat, Inspirato LLC
John T. McKenna, Cooley LLP
Milson C. Yu, Cooley LLP
Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.
Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.
David Sharon, Wilson Sonsini Goodrich & Rosati, P.C.